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Boca Code School LLC.

Boca Code — 32% Return
Coding School — In 4 Years

Revenue Generating · Social Impact · COVID-Safe
PhD Owner · MBA Owner · Online Services
79 Days Left

Overview

Boca Code is a coding school located in Boca Raton, Florida that offers online and in-person courses. Boca Code launched its coding

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comprehensive tech training for students using

Overview

Boca Code is a coding school located in Boca Raton, Florida that offers online and in-person courses. Boca Code launched its coding school in May 2020. Boca Code is different from traditional coding schools in that it offers comprehensive tech training for students using projects for REAL development clients. Boca Code is both a coding school and a development consulting firm for education purposes. Boca Code's unique business model empowers its students to gain real-world experience from day one.

Boca Code has three (3) lines of revenue:

(1) Full-Term Course Load ($10,500): A 10-week immersive course geared to transform students with no tech experience into tech professionals. Course load includes, but not limited to: HTML5, CSS 3, Javascript, NodeJS, Code Review, Database basic, React, Firebase, and more.

(2) Short Courses ($750-$1,250): Boca Code

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but not limited to: web development, React,

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but not limited to: web development, React, Javascript & Node, UX Design, AR, VR, and Game Development.

(3) Development Services (Rates Vary): Boca Code will offer real development services to include UX design to local businesses at affordable rates to facilitate their courses training and apprenticeship programs.

Prior to this campaign, Boca Code has finished teaching its 6th course, serviced its 20th student, and brought on its 5th development client. They are hitting milestones faster than expected!

Funding Goal

$450 of $50,000
0.9% of minimum goal raised

78 Days Left to Invest

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Use of Funds

With demand being higher than expected, the funds raised will be used to help expand Boca Code with more instructors (among other hires), marketing resources, and product development resources for development clients.

By investing and helping us hit the maximum funding goal, Boca Code will be able to expand as necessary to reach Net Profit.



▲$200,000 Breakdown

● Miventure Fee (7%)   ● Hiring (31%)
● Marketing (31%)   ● Product Development (31%)

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Use of Funds

With demand being higher than expected, the funds raised will be used to help expand Boca Code with more instructors (among other hires), marketing resources, and product development resources for development clients.

By investing and helping us hit the maximum funding goal, Boca Code will be able to expand as necessary to reach Net Profit.



▼$50,000 Breakdown

● Miventure Fee (7%)   ● Product Development (11%)
● Hiring (31%)   ● Marketing (51%)

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Market

The typical code school student is 31, has a college degree, has worked for 6 years, but not in tech, and makes under $45,000. Over 20 MILLION people in the U.S. fit this description. In 2019, code schools served only 23,000 students and made over $309 MILLION in revenue and this number is increasing 13% year over year. Microsoft estimates that there will be over 149 MILLION new tech jobs over the next 5 years, so that represents a nearly $2 TRILLION addressable market.

We wish to capture tech-interested individuals, primarily in tier-2 markets. Tier-2 markets are quickly-growing tech communities outside of Silicon Valley, New York City, and other large tech hubs.

Competitors

Locally, our closest competitors are Ironhack and Wyncode in Miami, FL which is over 50

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business models, however, they do not offer

Competitors

Locally, our closest competitors are Ironhack and Wyncode in Miami, FL which is over 50 miles away from our classrooms in Boca Raton, FL. Ironhack and Wyncode have similar business models, however, they do not offer introductory or advanced short courses and their students work on standard, preformatted projects rather than real projects for real companies. Plus, they do not adequately prepare their students to excel in the tech industry by failing to address many of their skill gaps.

Other schools, like General Assembly (GA), offer mostly online education. GA is one of the only other schools that does offer short courses, however, their prices can be costly and they lack local community connections.

Industry Risks

Schools in general have compliance risk due to license requirements. For purposes of fail to be compliant with any requirement in the

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Industry Risks

Schools in general have compliance risk due to license requirements. For purposes of transparency, it is possible Boca Code could fail to be compliant with any requirement in the future. Should the business fail compliance, it is possible for Boca Code's license to be suspended or revoked causing sales to be negatively impacted.

Additionally, having two sides to a business (students and development clients) may require more operational effort and cost to fulfill both sides of the market with marketing and business development. However, having dual markets also makes it less risky in other ways since having development clients will supplement revenue and help keep the costs of courses down.

Lastly, investing in a coding school can be risky due to the possibility of no students enrolling due to enrollment costs and lack of expendable time. However, Boca Code offers multiple time slots plus is affordable compared to the other coding schools in the market. The data also

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jobs.

- Boca Code has 4 teachers and a total of 6 staff members as of the date of this document.
- Achieved revenue of $72,000 as of the date of the Form C.

Financial History

- Boca Code has a total debt of $140,000 since the date of this document. See section P (Company Debt) for more details.
- The founders have contributed a total of $81,000 of their personal funds.
- Boca Code has raised a total of $25,000 from outside angel investors.

Financial Projections

Net profit will continue to increase from $88K in 2021 to $4.2 MILLION by 2025. These financial projections were calculated by

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projections, these results are not guaranteed.

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projections, these results are not guaranteed.

Learn more about Boca Code's financials in the offering documents.



● Revenue ● Expenses

Meet The Owners

Dr. Todd Albert
Founder & Lead Instructor

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Meet The Owners

Dr. Todd Albert
Founder & Lead Instructor
[in]

Todd was a NASA Research Fellow and a professor at multiple universities. From teaching middle school to running his own University programs, he has always had a passion for Pedagogy, or teaching theory. As a child, while his friends were playing video games, he was coding them. After 15 years he retired from academia to launch Nebular, a software agency. He immediately saw the need for a top-quality code school. Todd is a Founder, teacher, and software engineer.

Alan Miller, MBA, CPA
Controller
[in]

Alan is a Financial accountant with an MBA in CPA with 15 years experience, including over 2 years working with Todd Albert. He has worked

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Investment Terms

Funding Goal: ⓘ	**$50,000 - $200,000**
Investment Type: ⓘ	**Term Loan**
Returns: ⓘ	**32% total or 8% yearly**
Term: ⓘ	**4 years**
Repayments: ⓘ	**Monthly**
Collateral: ⓘ	**None**
Offering: ⓘ	**Reg CF**

☐ Ask the Business >

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⚠ Investment Risks >

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Investment Risks

Offering Documents

Share this Opportunity

Boca Code is offering debt securities under Regulation CF ("Reg CF") through Miventure, Inc. ("Funding Portal"). Furthermore, this campaign contains offering materials prepared by Boca Code without the assistance of the Funding Portal. The campaign may contain forward-looking statements and information relating to the company, its business plan, and its industry. The contents of this profile are meant to be a summary of the information found in the company's Form C. Before making an investment decision, investors should review the company's Form C and the Investor Agreement, found in the Offering Documents, for a complete description of its business, offering information, and risks. Remember, that investing private businesses is high risk. Do not invest if you cannot afford to lose your whole investment.

See the Educational Materials and the FAQ to learn more about crowdfunding on Miventure.

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Building the Coding School of Tomorrow

Boca Code

Meet Dr. Todd Albert, the founder of Boca Code

Why Create a Coding School?

Education is my passion. After completing my NASA Research fellow in 2004, I began my experience as an educator. From teaching in middle school to community college, to multiple universities as a professor, education has always had a place in my heart. My 'a-ha' moment was when I realized that technology

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people land jobs as fast as they were becoming

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available. I needed to create a new type of school. One that can get students to a paid gig as fast as reasonably possible. This was how Boca Code was born and how my passion for education continues.

What Makes Boca Code Different?

Boca Code is different than many tech programs because we teach you all the skills you need to learn by having you participate in real-live development projects from day one. Our unique business model helps keep course costs down while giving students real world experience the moment they join Boca Code. As an educator, my goal is to ensure that each of my students can walk out not just with the technical skills they need to get a job, but also get the hands on experience with talking to clients, writing resumes, and the project management skills needed to tackle a development project by themselves. At Boca Code we don't pride ourselves on education alone, we pride ourselves on the ability to get our students jobs.

What was Your Biggest Challenge with Boca Code?

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regulated business, requires a lot of help. From

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What was Your Biggest Challenge with Boca Code?

Starting a school, which is technically a highly-regulated business, requires a lot of help. From applying for licenses to setting up course plans, to creating budgets and accounting for years ahead. I had to bring on the right talent and more importantly, partners with passion. After searching the education and tech communities, I was lucky enough to partner with coding instructors that didn't just have the tech experience to help build our coding program but also the requisite experience to market our brand and our mission. This is only the start of our dream team taking shape.

Why Do You Think Boca Code Will Succeed?

Honestly, I think this pandemic has left many people in non-tech roles out of jobs. We are talking about millions of people affected that need a way to help support their families, themselves, and their communities. Me and my team are working day and night to set up Boca Code to most efficiently get students back out into the workforce. Not for our success, but for

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unique business model, we genuinely believe

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communities, I was lucky enough to partner with coding instructors that didn't just have the tech experience to help build our coding program but also the requisite experience to market our brand and our mission. This is only the start of our dream team taking shape.

Why Do You Think Boca Code Will Succeed?

Honestly, I think this pandemic has left many people in non-tech roles out of jobs. We are talking about millions of people affected that need a way to help support their families, themselves, and their communities. Me and my team are working day and night to set up Boca Code to most efficiently get students back out into the workforce. Not for our success, but for theirs. With our experience, passion, and unique business model, we genuinely believe we can give thousands of people a chance for a new beginning with a new job.

Click the 'View Opportunity' button at the bottom to learn about how you can invest in Boca Code.

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